SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

LONG ISLAND ICED TEA CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54267E 104
(CUSIP Number)

Philip Thomas 116 Charlotte Avenue Hicksville, NY 11801 706-526-4015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Philip Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 731,641
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 731,641
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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This Schedule 13D (“Schedule 13D”) is filed by Philip Thomas with respect to ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Long Island Iced Tea Corp., a Delaware corporation (the “Issuer”).

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The principal executive office of the Issuer is 116 Charlotte Avenue, Hicksville, New York 11801.

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 4,171,095 shares of Common Stock as of May 1, 2015 as set forth in the Issuer’s Prospectus pursuant to Rule 424(b)(3).

Item 2.	Identity and Background.

This Schedule 13D is being filed by Mr. Thomas. The business address of Mr. Thomas is 116 Charlotte Avenue, Hicksville, New York 11801. Mr. Thomas has been the Chairman of the Board and Chief Executive Officer of the Issuer since May 27, 2015. Prior to that date, Mr. Thomas served as the Managing Member, Chief Executive Officer and a Manager of Long Island Brand Beverages, LLC (“LIBB”), which became a wholly-owned subsidiary of the Issuer on such date.

During the past five years, Mr. Thomas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Thomas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Thomas is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective May 27, 2015, the Issuer consummated the transactions contemplated by the Merger Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of December 31, 2015 and amended April 23, 2015, by and among the Issuer, Cullen Agricultural Holding Corp., a Delaware corporation (“Cullen”), Cullen Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Parent Merger Sub”), LIIT Acquisition Sub, LLC, a New York limited liability company and a wholly owned subsidiary of the Issuer (“LIBB Merger Sub”), LIBB and Mr. Thomas and Thomas Panza (“Panza,” and together with Mr. Thomas, the “Founders”) and the other members of LIBB who signed joinder agreements to become parties to the Merger Agreement.

Upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), (i) Parent Merger Sub merged with and into Cullen, with Cullen surviving as a wholly owned subsidiary of the Issuer (the “Parent Merger”), and (ii) LIBB Merger Sub merged with and into LIBB, with LIBB surviving as a wholly owned subsidiary of the Issuer (the “Company Merger,” and together with the Parent Merger, the “Mergers”).

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Immediately following the Parent Merger, every fifteen (15) shares of common stock, par value $0.0001, of Cullen were automatically converted into one share of Common Stock of the Issuer. Upon consummation of Company Merger, the former members of LIBB, including Mr. Thomas (collectively, the “Members”), in exchange for all of the membership interests of LIBB, received an aggregate of 2,633,334 shares of Common Stock of the Issuer (the “Merger Shares”) (with 566,667 of such shares set aside in escrow as described below), subject to adjustment after the Closing to be based on Cullen’s and LIBB’s Net Working Capital (as defined in the Merger Agreement) at Closing.

As a result of the transactions, the Issuer became the new public company and Cullen and LIBB became wholly-owned subsidiaries of the Issuer. Mr. Thomas received 721,641 shares of the Issuer’s Common Stock in exchange for his membership interests of LIBB.

In connection with the Closing of the Mergers, Mr. Thomas entered into a new employment agreement with the Issuer to serve as the Issuer’s and LIBB’s Chief Executive Officer. Under the employment agreement, on May 27, 2015, the Issuer granted Mr. Thomas a five-year option to purchase 80,000 shares of the Issuer’s Common Stock, at an exercise price of $3.75 per share, vesting quarterly in equal installments over the two year term of the employment agreement. The option will become exercisable with respect to the first installment, which covers 10,000 shares of the Issuer’s Common Stock, within 60 days, or on August 27, 2015. Mr. Thomas did not use any funds to acquire the option.

Item 4.	Purpose of Transaction

The acquisitions reported on this Schedule 13D were made for investment purposes. Mr. Thomas may acquire or, subject to the lock-up provisions described in Item 6 below, dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions. As described above in Item 3, Mr. Thomas holds an option to purchase an aggregate of 80,000 shares of the Issuer’s Common Stock, of which options to purchase 10,000 shares of Common Stock will become exercisable within 60 days. In addition, as described below in Item 6, Mr. Thomas may acquire or dispose of additional shares of the Issuer’s Common Stock pursuant to the indemnification obligations and post-Closing true-up provisions under the Merger Agreement. Except as described herein, Mr. Thomas does not have any other agreements to acquire or dispose of additional shares of Common Stock at this time.

As Chief Executive Officer and Chairman of the Issuer’s Board of Directors, Mr. Thomas is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors.

Except as discussed above, Mr. Thomas does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Issuer.

Mr. Thomas beneficially owns 731,641 shares of the Issuer’s Common Stock, or 17.5% of the Issuer’s Common Stock. Mr. Thomas has sole dispositive and voting power over all such shares. The foregoing amount includes 10,000 shares of Common Stock issuable upon exercise of options which will become exercisable within 60 days. The foregoing does not include 70,000 shares of Common Stock issuable upon exercise of options held by Mr. Thomas that are not currently exercisable or exercisable within 60 days.

In the last 60 days, Mr. Thomas has not effected any transactions of the Issuer’s Common Stock, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Thomas is party to the Merger Agreement described in Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

Under the Merger Agreement, the Members, including Mr. Thomas, have agreed to indemnify and hold harmless Cullen, the Issuer and LIBB and their respective successors and assigns, but only to the extent of the Indemnity Shares (as defined below), from and against all losses arising out of or resulting from the inaccuracy or breach of any representation or warranty of LIBB or the Members or the non-fulfillment or breach of any covenant or agreement of LIBB contained in the Merger Agreement. The Issuer has agreed to indemnify and hold harmless the Members and their respective successors and assigns, but only to the extent of an additional 500,000 shares of the Issuer’s Common Stock, from and against all losses arising out of or resulting from the inaccuracy or breach of any representation or warranty of, or the non-fulfillment or breach of any covenant or agreement of, Cullen, the Issuer, Parent Merger Sub or LIBB Merger Sub contained in the Merger Agreement. Indemnification claims will be paid by delivery of shares of the Issuer’s Common Stock.

To provide a fund for satisfaction of Cullen, the Issuer and LIBB’s post-Closing rights to indemnification under the Merger Agreement, an aggregate of 500,000 of the Merger Shares, of which Mr. Thomas 137,021 belong to Mr. Thomas (“Indemnity Shares”), were placed in escrow, in accordance with an escrow agreement (the “Escrow Agreement”) executed by the Issuer, Mr. Thomas, as the representative of the Members under the Merger Agreement (the “LIBB Representative”), and Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”). The escrow is the sole remedy for Cullen, the Issuer and LIBB for their rights to indemnification under the Merger Agreement.

On the date on which the Issuer’s independent registered public accounting firm has issued its report relating to the Issuer’s financial statement for its fiscal year ending December 31, 2015, the Indemnity Shares remaining in escrow will be released to the Members except for any shares subject to pending indemnification claims.

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No amount for indemnification shall be payable to either Cullen, the Issuer or LIBB on the one hand or the Members on the other hand, unless and until the aggregate amount of all indemnifiable losses otherwise payable exceed a basket deductible amount of $100,000 (with all claims then paid from the first dollar) except that the deductible will not apply to claims made with respect to representations and warranties relating to the Members’ title to the LIBB membership units and the outstanding capitalization of LIBB. Except for claims based on actual fraud, the aggregate liability of the Members for the losses of Cullen, the Issuer and LIBB, on the one hand, shall not exceed the Indemnity Shares and the aggregate liability of the Issuer for losses of the Members, on the other hand, shall not in any event exceed 500,000 newly issued shares of the Issuer’s Common Stock.

To provide a fund for any reduction in the number of Merger Shares as a result of the post-Closing true-up of the merger consideration based on the actual Net Working Capital of Cullen and LIBB at the Closing, an additional 66,667 of the Merger Shares, of which 18,269 belong to Mr. Thomas (“Adjustment Shares”) were placed in escrow with the Escrow Agent at the Closing in accordance with the Escrow Agreement. Within three business days after the parties finalize the Net Working Capital calculation in accordance with the Merger Agreement, the Adjustment Shares will be released to the Members or the Issuer, as applicable.

The Indemnity Shares and the Adjustment Shares will be allocated among the Members pro rata in proportion to the shares of the Issuer’s Common Stock being issued to them under the Merger Agreement.

Pursuant to the terms of lock-up agreements (the “Lock-Up Agreements”) that were executed by the Founders, including Mr. Thomas, on May 27, 2015, the Founders agreed not to sell their shares of the Issuer’s Common Stock received in the Company Merger until one year after the Closing, subject to certain permitted transfers and provided that the shares will be released from such restrictions early in the event that the Issuer consummates a liquidation, merger, stock exchange or other transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or property.

Pursuant to the Merger Agreement, on May 27, 2015, the Issuer entered into a registration rights agreement with the Members (the “Registration Rights Agreement”). Under the Registration Rights Agreement, subject to the Lockup Agreements, the Members were granted certain “demand” and “piggyback” registration rights with respect to the shares of the Issuer’s Common Stock issued to them in the Company Merger.

Item 7.	Material to be Filed as Exhibits.

1.	Agreement and Plan of Reorganization, dated as of December 31, 2014, by and among, Cullen Agricultural Holding Corp., Long Island Iced Tea Corp., Cullen Merger Sub, Inc., LIIT Acquisition Sub, LLC, Long Island Brand Beverages LLC, Phil Mr. Thomas and Mr. Thomas Panza (incorporated by reference to Exhibit 2.1 of Cullen’s Current Report on Form 8-K filed on January 6, 2015).

2.	Amendment No. 1 to Agreement and Plan of Reorganization, dated as of April 23, 2015, by and among, Cullen Agricultural Holding Corp., Long Island Iced Tea Corp., Cullen Merger Sub, Inc., LIIT Acquisition Sub, LLC, Long Island Brand Beverages LLC, Philip Thomas and Mr. Thomas Panza, and Philip Thomas, in his capacity as the “LIBB Representative” under the Merger Agreement on behalf of the other members of LIBB party to the Merger Agreement (incorporated by reference to Exhibit 2.1 of Cullen’s Current Report on Form 8-K filed on April 24, 2015).

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3.	Lock-Up Agreement executed by each of Philip Thomas and Mr. Thomas Panza (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed June 2, 2015).

4.	Escrow Agreement, dated as of May 27, 2015, by and among Long Island Iced Tea Corp., Philip Thomas, in his capacity as the LIBB Representative under the Merger Agreement and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed June 2, 2015).

5.	Registration Rights Agreement, dated as of May 27, 2015, by and among Long Island Iced Tea and the members of Long Island Brand Beverages LLC (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed June 2, 2015).

6.	Employment Agreement between Long Island Iced tea Corp. and Philip Thomas (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed June 2, 2015).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2015

/s/ Philip Thomas
Philip Thomas

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